Exhibit 4.2
West Coast Asset Management, Inc.

Binding Term Sheet for the Amendment of West Coast Opportunity Fund, LLC’s $15 Million
Series A Preferred Stock in Canadian Superior Energy, Inc. and the Issuance of Warrants

December 17, 2009

This Binding Term Sheet (the "Term Sheet"), is made and entered into, effective as of December 17, 2009 (the "Effective Date"), by and among West Coast Opportunity Fund, LLC (“WCOF”) and Canadian Superior Energy, Inc. (“SNG”) to set forth the terms pursuant to which WCOF’s $15 million Series A Preferred Stock (the “Preferred Stock”) in SNG will be amended and new warrants (the “Warrants”) to purchase common shares of SNG will be issued to WCOF. All dollar figures referenced in the Term Sheet are in the currency of the United States of America.

Terms of the Preferred Stock Amendment and Issuance of Warrant:

The parties agree that the Preferred Stock will be amended and a Warrant will be issued as follows:

1.	The conversion price of the Preferred Stock will be reduced from $2.50 per share to $0.60 per share.

2.	WCOF’s right to require SNG to redeem the Preferred Stock at its stated value in cash ($15 million aggregate) will be extended from December 30, 2010 to December 31, 2011.

3.	SNG will issue WCOF warrants to purchase 2,500,000 common shares of SNG at a price of $0.65 per share with an expiration date of December 31, 2011 (the "Warrant").

4.
SNG will be required to use its best efforts to register the shares underlying the amended Preferred Stock and the Warrant on the NYSE Amex exchange in a timely manner and ensure that the shares remain registered on a major U.S. exchange.

5.
SNG may force WCOF to convert the Preferred Stock into common stock at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price on a major U.S. exchange for 20 out of any 30 consecutive trading days while the shares underlying the Preferred Stock are registered.

6.
The terms of the Preferred Stock shall include a "blocker provision," under which (a) the Company shall not be entitled to effect any conversion of Preferred Stock, and no Holder shall have the right to convert any Preferred Stock, to the extent that after giving effect to such conversion, the beneficial owner of such shares (together with such Person’s affiliates) would have acquired, through conversion of Preferred Stock or otherwise, beneficial ownership of a number of shares of Common Stock that exceeds 9.99% (“Maximum Percentage”) of the number of as-converted shares of Common Stock outstanding immediately after giving effect to such conversion, and (b) the Company shall not give effect to any voting rights of the Preferred Stock, and any Holder shall not have the right to exercise voting rights with respect to any Preferred Stock pursuant hereto, to the extent that giving effect to such voting rights would result in such Holder (together with its affiliates) being deemed to beneficially own in excess of the Maximum Percentage of the number of as-converted shares of Common Stock outstanding immediately after giving effect to such exercise, assuming such exercise as being equivalent to conversion.

7.
Except as otherwise contemplated by this Term Sheet, the rights, preferences, and privileges of and restrictions and limitations on the Preferred Stock shall be the same as the current rights, preferences, and privileges of and restrictions and limitations thereon.

8.	SNG will reimburse WCOF for all of its legal fees up to a maximum of $15,000 related to this transaction at closing.

Miscellaneous

1.
The parties shall cause to be prepared and shall sign a definitive stock purchase agreement and other definitive written agreements to implement the terms outlined above.  Such stock purchase agreement shall be in form and substance substantially identical to the stock purchase agreement executed in connection with WCOF's prior purchase of shares of Series A Preferred Stock. The parties shall implement the terms outlined above in a timely manner and use their best efforts to complete this process by December 31, 2009.

2.
This Term Sheet shall be governed by and construed in accordance with the internal laws of the State of California (without regard to the conflict-of-law principles thereunder).  Upon the request of either party, each of the undersigned shall make, execute, and deliver the definitive written agreements described above and such further documents and instruments, and shall take such other actions, as may be reasonably necessary to carry into effect the agreements of the parties described in this Term Sheet.  This Term Sheet (a) represents the entire understanding between the parties regarding the subject matter hereof, and supersedes and replaces all prior and contemporaneous understandings, whether oral or written, regarding such subject matter, and (b) may not be modified or amended, except by a written agreement executed after the effective date hereof by the party sought to be charged by such modification or amendment.  If any action is commenced to construe or enforce this Term Sheet or the rights and duties of the parties hereunder, then the party prevailing in that action shall be entitled to recover its costs and attorneys' fees in that action, as well as all cost and fees of enforcing any judgment entered therein.  This Term Sheet may be executed in counterparts, each of which shall be deemed an original and both of which, taken together, shall constitute one and the same instrument, binding on each signatory thereto.  A copy of this Term Sheet that is executed by a party and transmitted by that party to the other party by facsimile or as an attachment (e.g., in ".tif" or ".pdf" format) to an email shall be binding upon the signatory to the same extent as a copy hereof containing that party's original signature.

In Witness Whereof, the undersigned have executed this Term Sheet, effective as of the date first set forth above.

"SNG:" Canadian Superior Energy, Inc. By: “Marvin Chronister” (signed) Marvin Chronister, Chairman of SNG	"WCOF:" West Coast Opportunity Fund, LLC By: “Atticus Lowe” (signed) Atticus Lowe, Chief Investment Officer of WCOF’s Managing Member

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